Exhibit d.7

Farm Bureau Life Insurance Company

5400 University Avenue, West Des Moines, Iowa 50266-5997

This rider prepays a policy death benefit if You become Chronically Ill.

The benefits payable under this rider are intended to be treated for Federal income tax purposes as accelerated death benefits under the Internal Revenue Code (the “Code”) on the life of a Chronically Ill person within the meaning of section 7702B of the Code. Depending on individual circumstances, receipt of these benefits may be taxable. Please consult a tax advisor concerning tax treatment of this rider.

This rider is not intended to be long term care insurance.

Universal Daily Living Benefit Rider

(Accelerated Death Benefit)

This rider is a part of the policy to which it is attached (the “policy”).

Section 1 — Definitions

You, Your or the Insured

means the person whose life is insured under the policy.

Chronic Illness Benefit

means the amount We will pay the Owner under this rider if We receive proof that the Insured is eligible for such benefit. The amount of this benefit is shown on the Policy Data Page.

Activities of Daily Living

means bathing, continence, dressing, eating, toileting or transferring. The following are examples of each of these activities and not intended to be definitions:

•	bathing: includes the Insured’s ability to wash himself/herself in either a tub or shower or by sponge bath. Bathing includes the task of getting into or out of the tub or shower;

•

continence: includes the Insured’s ability to maintain control of bowel or bladder functions. If the Insured is unable to control bowel or bladder functions, continence includes the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag;

•	dressing: includes the Insured’s ability to put on and take off all clothing items including any necessary braces, fasteners or artificial limbs;

•	eating: includes the Insured’s ability to feed himself/herself by getting nourishment into the body from a receptacle, such as a plate, cup or table, or by feeding tubes or intravenous fluids;

•	toileting: includes the Insured’s ability to use a toilet, including getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene; and

•	transferring: includes the Insured’s ability to move into or out of a bed, chair or wheelchair.

Chronically Ill

means You have been certified by a Licensed Health Care Practitioner as

•	being unable to perform (without Substantial Assistance from another individual) at least 2 Activities of Daily Living due to a loss of functional capacity; or

•	requiring Substantial Supervision to protect You from threats to health and safety due to Severe Cognitive Impairment;

and such conditions:

•	first began after the Effective Date, and have continued for a period of at least 90 days while this rider is effective; and

•	are expected to continue for at least 90 days into the future.

Effective Date

means the date of issue of the base policy shown on the Policy Data Page unless otherwise provided.

Licensed Physician

means a licensed physician performing within the scope of his/her license. Such person must be someone other than You, the Owner, or a member of the immediate family of either You or the Owner.

Owner

means the Owner of the policy to which this rider is attached.

Policy Benefit

means the specified amount of the base policy. It does not include the amount of any death benefit from any rider that covers You, another person or another family member.

Severe Cognitive Impairment

means a deterioration or loss in Your intellectual capacity that is:

•	comparable to and includes Alzheimer’s disease and similar forms of irreversible dementia; and

•	measured and confirmed by clinical evidence and standardized tests which reliably measure impairment in the following areas:

•	Your short-term and long-term memory;

•	Your orientation as to people, place or time;

•	Your deductive or abstract reasoning; and

•	Your judgment as it relates to safety awareness.

Substantial Assistance

means the physical assistance of another person without which You would be unable to perform an Activity of Daily Living. Substantial Assistance includes the presence of another person, within arms reach. This presence is needed to prevent, by physical intervention, injury to You, while performing an Activity of Daily Living. Examples include being ready to catch You if You fall or being ready to remove food if You choke.

Substantial Supervision

means continual supervision by another person (which may include verbal cueing, prompting, gestures or other demonstrations) that is necessary:

•	to protect You from threats to Your health or safety (such as may result from wandering); and

•	because You have a Severe Cognitive Impairment.

We, Our, Us or the Company

means the Farm Bureau Life Insurance Company.

Section 2 — General Provisions

Chronic Illness Benefit Payment

We will pay a Chronic Illness Benefit in a lump sum to the Owner if You are Chronically Ill. We may make payments other than as a lump sum in any manner requested by the Owner and agreed to by Us.

Amount of Chronic Illness Benefit

The maximum amount the Owner may request is the Chronic Illness Benefit. If there is an existing policy loan on the policy on the date the Owner requests a Chronic Illness Benefit, the Chronic Illness Benefit payment will be reduced. The purpose of this reduction is to repay a portion of the policy loan. The reduction will be computed as follows:

Amount of Reduction	= L x CIB
PB

Where:

L	= the full amount of any existing policy loan on the base policy
CIB	= the requested amount of the Chronic Illness Benefit
PB	= the full amount of the Policy Benefit.

In no event will the Chronic Illness Benefit payable under this rider exceed the Policy Benefit. If the Policy Benefit is reduced to an amount less than the Chronic Illness Benefit, the Chronic Illness Benefit will be automatically reduced to match the Policy Benefit.

The Owner may request an amount less than the Policy Benefit. If the requested Chronic Illness Benefit is less than the Policy Benefit, the policy will remain in force. To remain in force, the Policy Benefit after the Chronic Illness Benefit has been paid must be greater than or equal to the minimum issue limits for the plan of insurance on the date We receive the Owner’s request for the Chronic Illness Benefit. The premiums due under the policy, all remaining values and Policy Benefits will be reduced proportionately.

Benefit Conditions

Payment of the Chronic Illness Benefit is subject to the following rules:

•	We must receive a written request on Our form signed by the Owner;

•	if there are irrevocable beneficiaries or assignees, they must consent in writing to payment of the benefit;

•

We reserve the right to require You or any Beneficiary, spouse or any other party in interest to consent to the payment of the Chronic Illness Benefit if, in Our discretion, such agreement is needed to protect Our interests;

•	The policy is not eligible for this benefit if:

•	You or the Owner are required by law to use this rider to meet the claims of creditors, whether in bankruptcy or otherwise; or

•	You are required by a government agency to use this rider to apply for, obtain, or keep a government benefit or entitlement.

•

You must provide proof that You are Chronically Ill and meet all other conditions under the Chronic Illness Benefit provisions, including an attending physician’s statement and any other proof We may require; We reserve the right to seek a second medical opinion or have You examined at Our expense by a physician We choose.

Termination

All rights and benefits under this rider will end when any one of the following events occurs:

•	the Owner requests that the policy or this rider be canceled;

•	You die;

•	the grace period specified in the policy ends without payment of sufficient premium;

•	the Owner requests any benefit under this rider; or

•	the policy terminates for any other reason.

Incontestable Clause

We will not contest payment of the benefit amount of this rider for any reason after this rider has been in force during Your lifetime for two years from the Effective Date of the rider.

Policy Provisions Apply

The policy is modified to add the provisions of this rider. All provisions of the policy not in conflict with this rider will apply to this rider. In the event of a conflict between the provisions of the policy and this rider, the provisions of the rider will prevail.

Section 3 — Monthly Deductions and Reinstatement

Monthly Deductions

The charges for this rider are to be paid by monthly deductions until the earlier of:

•	Insured’s age 100; or

•	this rider terminates.

Any monthly deductions made after the rider terminates will not continue this rider in force and will be refunded.

The monthly deductions for this rider are to be deducted on the same dates, in the same manner, and under the same conditions as monthly deductions for the policy to which this rider is attached. The monthly deduction for this rider is the rider rate multiplied by the amount of the rider, divided by 1,000.

Change of Rider Rates

The Policy Data Pages display the current rates for this rider at issue. The Company may change the rates from time to time. The conditions under which the rates may be changed are:

•	the changed rate may be higher or lower than the rates at issue, but will not be higher than the guaranteed maximum rates shown on the Policy Data Page;

•	any change in the current rates will be made for all Insureds of the same Age and rate class;

•	any change in the current rates will be based on Our expectations of future investment earnings, mortality, claims incidence, persistency and expenses; and

•	We will send the Owner a notice of this change at least 30 days before it takes effect.

Reinstatement

This rider may be reinstated along with the policy subject to the requirements of the policy and the following:

•	You must provide proof of Your good health and insurability satisfactory to Us; and

•	all unpaid monthly deductions must be paid with interest; We will set the interest rate, but it will not exceed 6% per year.

President